As filed with the Securities and Exchange Commission on June 27, 2025	Registration No. 333-261292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 __________________________________

POST-EFFECTIVE AMENDMENT NO. 3 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 _____________

SOS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

 _____________

N/A

(Translation of issuer’s name into English)

 _____________

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

 __________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 _____________

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 _____________

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

 __________________________________

Copies to:

Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, NY 10022 (212) 530-2210	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

 __________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 3 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 3 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 3 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 3 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (4); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (9), and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission (as of the date of this Post-Effective Amendment No. 3 to Registration Statement on Form F-6) at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 4 to Deposit Agreement, filed as Exhibit (a)(i) to this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 4 to Deposit Agreement, by and among SOS Limited, a Cayman Islands company formerly known as “China Rapid Finance Limited” (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 3 to Deposit Agreement, dated as of November 19, 2024, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(a)(iii) Amendment No. 2 to Deposit Agreement, dated as of July 6, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Previously filed as Exhibit (a)(ii) to Post-Effective Amendment No. 2 to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 4, 2024.

(a)(iv) Amendment No. 1 to Deposit Agreement, dated as of December 3, 2019, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Previously filed as Exhibit (a)(ii) to Registration Statement on Form F-6, Reg. No. 333-252791, filed on February 5, 2021, and incorporated herein by reference.

(a)(v) Deposit Agreement, dated as of May 4, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). ___ Previously filed as exhibit (a)(ii) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6, Reg. No. 333-217079, filed on November 18, 2019, and incorporated herein by reference.

(b)(i) Warrant Exercise Letter Agreement, dated as of March 15, 2024, by and between the Company and the Depositary. — Previously filed as Exhibit (b)(i) to Post-Effective Amendment No. 2 to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 4, 2024.

(b)(ii) Warrant Exercise Letter Agreement, dated as of April 1, 2021, by and between the Company and the Depositary. — Previously filed as Exhibit (b)(i) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(iii) Warrant Exercise Letter Agreement, dated as of March 3, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(ii) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(iv) Warrant Exercise Letter Agreement, dated as of February 24, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(iii) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(v) Warrant Exercise Letter Agreement, dated as of February 22, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(iv) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(vi) Warrant Exercise Letter Agreement, dated as of February 17, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(v) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(vii) Warrant Exercise Letter Agreement, dated as of February 10, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(vi) to Registration Statement on Form F-6, Reg. No. 333-261292, filed on November 23, 2021, and incorporated herein by reference.

(b)(viii) Warrant Exercise Letter Agreement, dated as of January 12, 2021, by and between the Company and the Depositary. — Previously filed as exhibit (b)(i) to Registration Statement on Form F-6, Reg. No. 333- 252791, filed on February 5, 2021, and incorporated herein by reference.

(b)(ix) Warrant Exercise Letter Agreement, dated as of December 24, 2020, by and between the Company and the Depositary. — Previously filed as exhibit (b)(ii) to Registration Statement on Form F-6, Reg. No. 333- 252791, filed on February 5, 2021, and incorporated herein by reference.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e) Certificate under Rule 466. ___ None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 4, 2017, as amended, by and among SOS Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27 day of June, 2025.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive one hundred and fifty (150) Class A ordinary shares of SOS Limited

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SOS Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Qingdao, China, on June 27, 2025.

SOS LIMITED

By:	/s/ Yandai Wang
Name: Yandai Wang
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Yandai Wang and Li Sing Leung to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 27, 2025.

Signature	Title

/s/ Yandai Wang	Chief Executive Officer and Chairman of the Board of Directors
Yandai Wang	(Principal Executive Officer)

/s/ Li Sing Leung	Chief Financial Officer and Director
Li Sing Leung	(Principal Financial and Accounting Officer)

/s/ Russell Krauss	Director
Russell Krauss

/s/ Douglas L. Brown	Director
Douglas L. Brown

/s/ Ronggang (Jonathan) Zhang	Director
Ronggang (Jonathan) Zhang

/s/ Wenbin Wu	Director
Wenbin Wu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SOS Limited, has signed this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 in Newark, DE on June 27, 2025.

Authorized U.S. Representative

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 4 to Deposit Agreement

(a)(ii)	Amendment No. 3 to Deposit Agreement